SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 13)

Synta Pharmaceuticals Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162T206

(CUSIP Number)

Mr. Heath N. Weisberg
Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
(609) 919-7608

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

03/31/2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CxSynta LLC 02-0604347

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,761,716

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,761,716

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,761,716

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caxton Corporation 22-2437619

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,500,326

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,500,326

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,500,326

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2011 Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2011-C Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

125,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

125,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2011-D Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

125,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

125,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012-B Synta Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

475,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

475,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012-C Synta Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

475,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

475,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012-D Synta Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

475,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

475,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012 Family Trust A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

475,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

475,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012 Family Trust B

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

OB Select Opportunities, LLC 22-3623004

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,460,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,460,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,460,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ben-Ur, David

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

6,200

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,200

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shteinbuk, Yuriy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Weisberg, Heath

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KFO HOLDINGS LLC 46-4139835

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,278,610

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,278,610

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,278,610

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner, Bruce

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,107,310

8.	SHARED VOTING POWER

34,000,326

9.	SOLE DISPOSITIVE POWER

3,107,310

10.	SHARED DISPOSITIVE POWER

34,000,326

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,107,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14.	TYPE OF REPORTING PERSON

IN

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:
Mr. Kovner has expended, in aggregate, approximately $51,764,698 to acquire 9,442,206 shares of Synta Pharmaceuticals Corp.  The purchase price for the shares of Common Stock acquired by Mr. Kovner was paid out of Mr. Kovner's personal funds.  73,790 of the outstanding shares of Common Stock directly owned by Mr. Kovner were issued to Mr. Kovner as compensation for his service on the Company's Board of Directors or certain of its committees.  Mr. Kovner also was granted 49,500 options on the Common Stock of the Company as compensation in connection with his service on the Company's Board of Directors.
CxSynta has expended an aggregate of approximately $92,662,082 to purchase the 7,761,716 shares of Common Stock directly owned by it.  The purchase price for such acquired shares was paid out of CxSynta working capital.
Mr. David Ben-Ur has expended, in aggregate, approximately $37,076 (excluding commissions) to acquire 6,200 shares of the Company.
Mr. Yuriy Shteinbuk has expended, in aggregate, approximately $17,175 (excluding commissions) to acquire 3,000 shares of the Company.
Mr. Heath Weisberg has expended, in aggregate, approximately $12,820 (excluding commissions) to acquire 3,000 shares of the Company.
KFO Holdings LLC has expended, in aggregate, approximately $55,910,147 to acquire 15,080,424 shares of the company.  KFO Holdings LLC also received 976,522 shares (approx. cost of $3,611,276) of Common Stock of the Company as a transfer from Mr. Kovner.  KFO Holdings LLC transferred 778,336 shares (approx. cost of $6,693,690) of Common Stock to OB Select Opportunities, LLC.
Kovner 2012 Family Trust B has expended, in aggregate, approximately $14,154,359 to acquire 3,100,000 shares of the company.
OB Select Opportunities has expended an aggregate of approximately $6,000,000 to purchase the 1,600,000 shares of Common Stock directly owned by it.  OB Select Opportunities LLC received 3,081,664 shares (approx. cost of $19,999,999) of Common Stock of the Company as a transfer from Mr. Kovner.   OB Select Opportunities LLC received 778,336 shares (approx. cost of $6,693,690) of Common Stock of the Company as a transfer from KFO Holdings LLC.
With the exception of the Kovner 2012 Family Trust B, each of the trusts listed herein have received their respective shares of Common Stock of the Company as gifts from Mr. Kovner which represents 2,400,000 shares (approx. cost of $14,999,211) of Common Stock.  Mr. Kovner also transferred 976,522 shares of Common Stock to KFO Holdings LLC and 3,081,664 shares of common stock to OB Select Opportunities LLC as described above.

ITEM 4.	Purpose of Transaction.

Each of the shares of Common Stock of the Company that are indicated herein were acquired for investment purposes.  Based on a review of the investment, each of the Reporting Persons may, in the open market or otherwise, acquire, cause to be acquired, dispose of, or cause to be disposed of, Common Stock or other securities of the Company, or derivatives or other instruments related to the securities of the Company.

Mr. Kovner currently serves as a Director of the Company.  In that capacity, he participates in the ordinary course in Board of Directors' related activities and may participate in the management of the Company.

Except as set forth in this Schedule 13D, none of the reporting persons has any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Subparagraph (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:
(a)  (i)      CxSynta LLC beneficially owns 7,761,716 shares of Common Stock, representing approximately 5.8% of the 134,420,670 shares of Common Stock reported to be outstanding in the Form 424B5 Supplement Prospectus dated March 31, 2015.  The percentages used herein and in the rest of this Amendment No. 13 are calculated based upon such number of outstanding shares.
(ii)           Caxton Corporation is the Manager of CxSynta LLC, KFO Holdings LLC and OB Select Opportunities LLC and as such, has voting and dispositive power with respect to the 7,761,716 shares beneficially owned by CxSynta LLC, the 15,278,610 shares beneficially owned by KFO Holdings LLC and the 5,460,000 shares beneficially owned by OB Select Opportunities LLC.  As a result, Caxton Corporation may be deemed to beneficially own 28,500,326 shares of Common Stock, representing approximately 21.2% of the total shares of Common Stock issued and outstanding.
(iii)          Kovner 2011 Family Trust beneficially owns 250,000 shares of Common Stock, of which 125,000 shares were transferred from Kovner 2011-B Investment Trust since the last filing representing approximately 0.2% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 250,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 250,000 shares of Common Stock, representing approximately 0.2% of the total shares of Common Stock issued and outstanding.
(iv)           Kovner 2011-C Investment Trust beneficially owns 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 125,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.
(v)            Kovner 2011-D Investment Trust beneficially owns 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 125,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.
(vi)           Kovner 2012 Family Trust A beneficially owns 475,000 shares of Common Stock, which it received from Kovner 2012-A Synta Investment Trust since the last filing representing approximately 0.4% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.
(vii)         Kovner 2012-B Synta Investment Trust beneficially owns 475,000 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.
(viii)        Kovner 2012-C Synta Investment Trust beneficially owns 475,000 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.
(ix)           Kovner 2012-D Synta Investment Trust beneficially owns 475,000 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.
(x)           Kovner 2012 Family Trust B beneficially owns 3,100,000 shares of Common Stock, representing approximately 2.3% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 3,100,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 3,100,000 shares of Common Stock, representing approximately 2.3% of the total shares of Common Stock issued and outstanding.
(xi)          OB Select Opportunities LLC directly owns of 5,460,000 shares of Common Stock, representing approximately 4.1% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 5,460,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 5,460,000 shares of Common Stock, representing approximately 4.1% of the total shares of Common Stock issued and outstanding.
(xii)          Mr. Ben-Ur is the Chief Investment Officer of Caxton Alternative Management LP and has sole beneficial ownership of 6,200 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(xiii)        Mr. Yuriy Shteinbuk is Vice President of Caxton Alternative Management LP and has sole beneficial ownership of 3,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(xiv)         Mr. Heath Weisberg is general counsel of Caxton Alternative Management LP and has sole beneficial ownership of 3,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.
(xv)          KFO Holdings LLC beneficially owns of 15,278,610 shares of Common Stock, representing approximately 11.4% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 15,278,610 shares.  As a result, Mr. Kovner may be deemed to beneficially own 15,278,610 shares of Common Stock, representing approximately 11.4% of the total shares of Common Stock issued and outstanding.
(xvi)         Mr. Kovner has sole beneficial ownership of 3,170,310 shares of Common Stock, which includes options to purchase 49,500 shares of Common Stock upon the exercise of such options. In addition, Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, the Manager of CxSynta LLC, KFO Holdings LLC and OB Select Opportunities LLC and as a result may be deemed to beneficially own 28,500,326 securities of the Company owned by CxSynta LLC, KFO Holdings LLC and OB Select Opportunities Select LLC. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to each of the following trusts and, as a result, may be deemed to beneficially own the 5,500,000 securities of the Company owned by such trusts, in aggregate:
Kovner 2012 Family Trust A; Kovner 2012-B Synta Investment Trust; Kovner 2012-C Synta Investment Trust; Kovner 2012-D Synta Investment Trust; Kovner 2011-C Investment Trust; Kovner 2011-D Investment Trust; Kovner 2012 Family Trust B and Kovner 2011 Family Trust. As a result of the foregoing, Mr. Kovner may be deemed to beneficially own an aggregate of 37,107,636 shares of Common Stock, representing approximately 27.6% of the total shares of Common Stock issued and outstanding.
Mr. Kovner disclaims beneficial ownership of the shares of Common Stock owned directly by CxSynta LLC, KFO Holdings LLC and OB Select Opportunities LLC, except to the extent of his pecuniary interest therein.  Mr. Kovner also disclaims beneficial ownership of the shares of Common Stock directly owned by each of the aforementioned trusts.

(b)            Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the Manager of CxSynta LLC, KFO Holdings LLC and OB Select Opportunities, LLC, may be deemed to share voting and dispositive power over 7,761,716 shares of Common Stock owned directly by CxSynta LLC, over 15,278,610 shares of Common Stock owned directly by KFO Holdings LLC and 5,460,000 shares of Common Stock owned directly by OB Select Opportunities LLC.  Mr. Kovner may be deemed to share voting and dispositive power with respect to the aggregate 5,500,000 shares of Common Stock held by the following trusts: Kovner 2011-C Investment Trust, Kovner 2011-D Investment Trust, Kovner 2012-B Synta Investment Trust, Kovner 2012-C Synta Investment Trust, Kovner 2012-D Synta Investment Trust, Kovner 2012 Family Trust A, Kovner 2012 Family Trust B and Kovner 2011 Family Trust. Mr. Ben-Ur has sole voting and dispositive power over the 6,200 shares of Common Stock owned directly by him. Mr. Shteinbuk has sole voting and dispositive power over the 3,000 shares of Common Stock owned directly by him.  Mr. Weisberg has sole voting and dispositive power over the 3,000 shares of Common Stock owned directly by him. In addition, Mr. Kovner has sole voting and dispositive power with respect to the 3,170,310 shares of Common Stock (which includes the options thereon) that he directly beneficially owns.
(c)            On March 31, 2015, KFO Holdings, LLC purchased 6,857,143 shares of Common Stock for approximately $12,000,000. On April 02, 2015 2011-B Investment Trust transferred 125,000 shares of Common Stock to Kovner 2011 Family Trust. On April 02, 2015 2012-A Synta Investment Trust transferred 475,000 shares of Common Stock to Kovner 2012 Family Trust A. As of March 31, 2015, 73,790 of the outstanding shares of Common Stock directly owned by Mr. Kovner were issued to Mr. Kovner as compensation for his service on the Company's Board of Directors or certain of its committees. Mr. Kovner also was granted 49,500 options on the Common Stock of the Company as compensation in connection with his service on the Company's Board of Directors.
Except as reported in this statement on Schedule 13D, the Reporting Persons are not believed to have engaged in any other transactions in the Company's securities since the most recent filing of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:
The information contained in Item 5 of this Amendment No.13 is incorporated by reference.
Mr. Ben-Ur serves as Chief Investment Officer, Mr. Shteinbuk serves as associate, Mr. Weisberg serves as General Counsel of Caxton Alternative Management LP, an entity indirectly controlled by Mr. Kovner. As such they have agreed, during the course of their employment with Caxton Alternative Management LP, to abide by certain policies and procedures applicable to Mr. Kovner as a Director of the Company.
By reason of this agreement, Mr. Kovner, Mr. Ben-Ur, Mr. Shteinbuk, and Mr. Weisberg may be deemed to be members of a group. Mr. Kovner, Mr. Ben-Ur, Mr. Shteinbuk, and Mr. Weisberg and all other Reporting Persons named herein, expressly disclaim beneficial ownership of the Common Stock of the other Reporting Persons, except to the extent they may have an interest in such other Reporting Person.
Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 4/10/2015	CxSynta LLC

By: Caxton Corporation,
Managing Member of CxSynta LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief
Compliance Officer of Caxton Corporation

Date: 4/10/2015	Caxton Corporation

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 4/10/2015	Kovner 2011 Family Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	Kovner 2011-C Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	Kovner 2011-D Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	Kovner 2012 Family Trust A

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	Kovner 2012-B Synta Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	Kovner 2012-C Synta Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	Kovner 2012-D Synta Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	Kovner 2012 Family Trust B

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/10/2015	OB Select Opportunities, LLC

By: Caxton Corporation, Manager of OB Select Opportunities, LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 4/10/2015	David Ben-Ur

/s/ David Ben-Ur
David Ben-Ur

Date: 4/10/2015	Yuriy Shteinbuk

/s/ Yuriy Shteinbuk
Yuriy Shteinbuk

Date: 4/10/2015	Heath N. Weisberg

/s/ Heath N. Weisberg
Heath N. Weisberg

Date: 4/10/2015	KFO Holdings LLC

By: Caxton Corporation, Manager of KFO Holdings LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 4/10/2015	Bruce S. Kovner

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).